July 25, 2007

Room 4561

Mr. Craig Dynes
Chief Financial Officer and
Senior Vice President
Pegasystems Inc.
101 Main Street
Cambridge, MA 02142

> **Re:** **Pegasystems Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed May 3, 2007**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2005**
> **Filed April 25, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2006**
> **Filed August 7, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed May 3, 2006**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 7, 2006**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2005**
> **Filed July 29, 2005**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed February 25, 2005**
> **File No. 001-11859**

Dear Mr. Dynes:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Accounting Branch Chief